

SECURI 14040470 JN

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING MAR 3 1 2014 WASH SECTION 101

REPORT FOR THE PERIOD BEGINNING___1/1/2013___ AND ENDING___12/31/2013___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTREAM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Middlefield Road,_____ Suite 150_____
                                 (No. and Street)

Menlo Park_____ CA_____ 94025_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Schlesinger   650-853-8699
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Edward Richardson Jr., CPA

_____
          (Name – if individual. state last. first. middle name)

     15565 Northland Dr. Suite 508 West Southfield, MI. 48075

_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Schlesinger__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Instream partners, LLC__ , as
of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__N/A__

```
SONIA KHAN
Commission # 2016065
Notary Public - California
San Mateo County
My Comm. Expires Mar 29, 2017
```

_____
Signature

__President__ _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ii

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Instream Partners, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Instream Partners, LLC as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2013, and results of operations and its

1

cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 25, 2014

Instream Partners, LLC
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS

Cash On Hand	$	100.00
Cash In Bank		22,825.51
Accounts Receivable		16,550.00
Advances to Officer		229,695.40
Prepaid Expenses		721.58
Total Current Assets		269,892.49

PROPERTY AND EQUIPMENT

Equipment		4,653.79
Less: Accumulated Depreciation		(1,095.93)
Net Property and Equipment		3,557.86
TOTAL ASSETS	$	273,450.35

The footnotes are an integral part of the financial statements.

3

Instream Partners, LLC
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable $ 7,999.96

Total Current Liabilities   7,999.96

LONG-TERM LIABILITIES

Total Liabilities   7,999.96

MEMBERS' EQUITY
Members' Equity   265,450.39

Total Members' Equity   265,450.39

TOTAL LIABILITIES AND
MEMBERS' EQUITY $ 273,450.35

Instream Partners, LLC
STATEMENT OF INCOME

12 Months Ended
December 31, 2013

Revenues		
Underwriting fees	$	562,105.38
Other Income		12,956.96
Total Revenues		575,062.34
Operating Expenses		
Floor brokerage, exchange, and c		10,295.05
Communications and data proces		31,125.28
Occpancy		11,552.24
Other expenses		416,849.20
Total Operating Expenses		469,821.77
Operating Income (Loss)		105,240.57
Net Income (Loss)	$	105,240.57

The footnotes are an integral part of the financial statements.

5

Instream Partners, LLC
STATEMENT OF MEMBERS' EQUITY

	12 Months Ended December 31, 2013
Beginning of Period	$ 251,700.00
Plus: Net Income	$ 105,240.57
Plus: Member Contributions	$ 22,500.00
Less: Member Distributions	(113,990.18)
MEMBERS' EQUITY END OF PERIOD	$ 265,450.39

The footnotes are an integral part of the financial statements.

6

Instream Partners, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 105,240.57
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(0.58)
Losses (Gains) on sales of Fixed Assets	0.14
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(1,993.00)
Other	0.42
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(33,918.04)
Accrued Liabilities	0.00
Total Adjustments	(35,911.06)
Net Cash Provided By (Used in) Operating Activities	69,329.51
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Contributions	22,500.00
Member Distributions	(113,990.00)
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(91,490.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,160.49)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	45,086.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 22,925.51

The footnotes are an integral part of the financial statements.

7

Instream Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2013	$ -	$ 251,700	$ 251,700
Net Income for the year ended December 31, 2013	-	105,241	105,241
Member Contributions	-	22,500	22,500
Member Distributions	-	(113,990)	(113,990)
Prior Period Adjustment	-	-	-
Balance at December 31, 2013	$ -	$ 265,451	$ 265,451

The footnotes an are integral part of the financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Instream Partners, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The ("Company") was formed as a California Limited Liability Company in December 1, 2000. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Menlo Park, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company provides investment banking services with a focus on middle market growth companies.

The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company maintains its cash on bank deposit accounts, which , at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is mot exposed to any significant credit risk on cash.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable from clients are stated at the amount management expects to collect from Outstanding balances based on its assessment it of the current status of individual accounts. Doubtful accounts are periodically reviewed for collectability and are written of when all collections effort have been exhausted

Revenue Recognition

Consulting, advisory and transactions fees from providing merger and acquisition advice, general corporate financial advisory services and raising capital for public and private companies are recorded when earned as per the terms of the respective contracts.

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with whom it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

For the year ended December 31, 201\3, three customers accounted for approximately 51% of the Company's total consulting, advisory and transaction fees income.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purpose and its income is allocated to the member for inclusion in the member's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax position that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2008.

For federal income tax purposes, Instream Partners, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Consulting and Advisory Fee Commissions

The Company pays consulting and advisory fee commissions to its registered representatives as a percentage of revenue earned. Consulting and advisory fees commission expense and payable is recorded when services are provided and the corresponding revenue is recorded.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

INSTREAM PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown, but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires to maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $9,825, which was $4,825 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 53.96% to 1.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.
Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

INSTREAM PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE E – LEASE OBLIGATION

The Company operated from a leased office space in Menlo Park, California. The lease expired on February 28, 2013 and was extended for another two years. Under the terms of the lease agreement, the Company is charged a monthly base rent and is allocated its share of direct expenses. While the Company is a signatory on the lease, only 25% of the total rent expense is allocated to the Company with the remainder allocated to and paid by the Special Registered Rep.

The Company's future minimum lease payments on the non-cancelable are as follows:

Year Ending December 31,	Company State	Special Registered Rep Share	Total
2014	$ 14,800	$ 44,500	$ 59,350
2015	2,500	7,050	10,000
	$ 30,000	$ 90,000	$ 120,000

For 2013, the Company paid a total of $76,754 in gross rent, of which $58,602 was allocated to and paid by the Special Registered Rep and $18,152 was recorded as rent expenses by the Company in the accompanying statement of operations.

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2013 was $11,552.24 for the year.

NOTE F – TRANSACTIONS WITH AFFILIATE

Effective January 1, 2011, the Company entered into an agreement with one of its registered representatives (the "Special Registered Rep") under the Special Registered rep pays the Company for certain operating expenses of the Company. Under the terms of the agreement, the Special Registered Rep pays for the Company 50% for all FINRA-related expenses and audit fees, and 75% for other operating expenses including rent, accounting services, insurance and taxes as well as other non-FINRA office expenses. Operating expenses reported in the accompanying statement of operations are net of payments from the Special Registered Rep.

During 2013, commissions paid to the Special Registered Rep totaled $210,192 and reimbursements from the Special Registered Rep for expenses totaled $98,236.

During 2013, the Company advanced $113,990 to the sole member and the officer of the Company. The Company does not charge any interest on this advance.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

On March 1, 2012, the Company notified FINRA and the SEC of a material inadequacy in the internal controls over financial reporting for 2011. The material weakness specifically relates to the accounting for commissions payable and supervision and review of the monthly accounting process. During 2013, the Company has not received any future correspondence from SEC and FINRA related to this matter. On March 13, 2013, the Company notified FINRA and the SEC of material inadequacy in internal control over financial reporting for 2012 specifically relating to the accounting for accrued expenses at December 31, 2013. The accompanying financial statements do not reflect any adjustments as a result of this uncertainty.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 25, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Instresm Partners, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 265,450.00
Nonallowable assets:		
Other Assets	822.00	
Fixed Assets	3,558.00	
Accounts receivable – other	246,245.00	(250,625.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 14,825.00

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 533.60
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 9,825.00

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 8,000.00
Percentage of aggregate indebtedness to net capital	53.96%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 15,826.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	(1,000.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	14,825.00
Reconciled Difference	$ (0.00)

Instresm Partners, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 25, 2014

Board of Directors
Instream Partners, LLC
545 Middlefield Road,
Suite 150
Menlo Park, CA 94025

In planning and performing my audit of the financial statements and supplemental schedules of Instream Partners, LLC. for the year ended December 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2013

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Instream Partners, LLC
545 Middlefield Road, Suite 150
Menlo Park, CA 94025

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31 , 2013, which were agreed to by Instream Partners, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Instream Partners, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Instream Partners, LLC.'s management is responsible for Instream Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $875.10.

2. Compared audited Total Revenue for the period of January 01, 2013 through the December 31, 2013 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Instream Partners, LLC. had a balance due of $562.56.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

March 25, 2014



Instream Partners, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2013

INSTREAM PARTNERS, LLC
December 31, 2013

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report

Financial Statements

Independent Accountants' Report on Supplementary Information

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control

SIPC Reconciliation